**VOZROZHDENIE BANK**

SEC
Mail Processing
Section

MAR 1 7 2008

Washington, DC
101

**File № 82-4257**

04.03.2008
1108/2897


Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru


Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08001339

SUPPL

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

**Re: Exemption № 82-4257**

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

3/19

## Information about changes in the list of branches

### 1. General Data

| | |
|---|---|
| 1.1. Full corporate name of the issuer | Bank Vozrozhdenie |
| 1.2. Abbreviated corporate name of the issuer | Bank Vozrozhdenie |
| 1.3. Location of the issuer | 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia |
| 1.4. State Registration number of the Issuer: | 1027700540680 |
| 1.5. Identification tax number of the issuer: | 5000001042 |
| 1.6. Unique code of the issuer, assigned by the registration body: | 1439 |
| 1.7. Internet site used by the Issuer for publishing messages: | **www.vbank.ru** |

### 2. Content of the Message

2.1. Bank Vozrozhdenie informs about state registration of amendments to the Articles of association concerning exclusion of Lotoshino and Lukhovitsy Branches from the list of branches as their status was transferred into internal structural divisions — additional offices of the Bank,.

The status of Lukhovitsy Branch of Bank Vozrozhdenie located at 4 Gorkogo Ul., Lukhovitsy, Moscow Oblast, 140500, Russia was transferred into internal structural division — additional office of Kolomna Branch.

The status of Lotoshino Branch of Bank Vozrozhdenie located at 2 Pochtovaya Ul., Lotoshino, Mosocw Oblast, 143800, Russia, was transferred into internal structural division — additional office of Volokolamsk Branch.

2.2. Name of the Issuer's authorized Body made a decision on amendments to the Articles of association: The Board of Directors (minutes № 6 dated 18.01.2008)

2.3. Date of receiving registered amendments to the Articles of association: 29.02.2008.

### 3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. February 29, 2008 Stamp

END